

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Anthony Folger
Executive Vice President and Chief Financial Officer
Progress Software Corporation
15 Wayside Road, Suite 400
Burlington, Massachusetts 01803

> **Re: Progress Software Corporation**
> **Form 10-K for the fiscal year ended November 30, 2023**
> **File No. 000-19417**

Dear Anthony Folger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended November 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

1. We note you describe multiple factors that impacted your results of operations; however, you do not appear to quantify the impact of, or explain the drivers behind, each factor. For example:
   - You attribute the increase in revenue for fiscal 2023 to the acquisition of MarkLogic, as well as increases in various product offerings such as OpenEdge, Kemp LoadMaster, Sitefinity, Ipswitch, DevTools, Corticon, and Chef.
   - You state that the increase in maintenance revenue was primarily due to the acquisition of MarkLogic, as well as an increase in maintenance revenue from OpenEdge, Chef, and DevTools product offerings, which was partially offset by a decrease in Kemp LoadMaster maintenance revenue.
   - You attribute the increase in professional services revenue to MarkLogic, which was partially offset by a decrease in professional services revenue of Chef.

Please revise throughout to quantify each material factor, including any offsetting factors that contributed to your results of operations, including a quantified discussion for each of the acquisitions or product offerings that contributed to such change. In addition, you should refrain from using qualitative terms such as "primarily" in lieu of providing specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

Select Performance Metrics
Annual Recurring Revenue (ARR), page 29

2.	Please address the following as it relates to your measure of annual recurring revenue (ARR) and revise your disclosures as necessary:
   - Clarify what is meant by "monthly recurring revenue from committed contractual amounts," which you use to determine monthly recurring revenue (MRR). In this regard, tell us whether the committed contractual amount includes any portion of the contract value that has been allocated to the software license and recognized as revenue up-front at the point in time when control was transferred.
   - Explain what is meant by "additional usage" used in determining MRR and how you determined it is appropriate to annualize such usage.
   - Revise your discussion of ARR to describe further how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation, if applicable.

Recent Developments: MOVEit Vulnerability, page 34

3.	In an effort to provide additional context to assist investors in understanding your definition of "MOVEit Vulnerability," please revise to explain what is meant by "zero-day vulnerability."

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 18. Business Segments and International Operations, page 72

4.	We note your qualitative discussion both here and in the earnings call transcripts regarding the impact of your various product offerings on revenues and certain operating metrics. Please tell us how you considered the guidance in ASC 280-10-50-40 to provide revenue by each product or service or similar product or services. In your response, provide us with a breakdown of revenue for each of the products identified on pages 4 and 5.

Anthony Folger
Progress Software Corporation
March 13, 2024
Page 3

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology

cc: Jon Venick